Exhibit 10.2

December 2, 2020

Jeffrey S. Robinson
22 Mill Road
Manalapan, NJ 07726

Dear Jeff:
We are pleased to extend to you an offer of employment (“Agreement”) for the position of President at Mafco Worldwide LLC (the “Company”), the Flavors & Ingredients segment of Whole Earth Brands, Inc. (WEB”). As of the effective date of December 7, 2020, this Agreement will supersede your employment agreement dated August 1, 2016 (“Prior Agreement”) in its entirety. In consideration of your new position at the Company and the other promises set forth herein, each party hereto relinquishes all rights, and releases the other from all promises, liabilities and commitments that may have existed in the Prior Agreement, which shall be null and void and of no further effect. Summarized below are the principal terms of our employment offer.

•Your base salary (“Base Salary”) will be paid at the rate of $390,000 USD per year, subject to appropriate tax withholdings and deductions, payable in accordance with the Company’s normal payroll cycle.

•After the end of each calendar year in which you are employed, you will be eligible for a discretionary bonus starting in 2021 based on performance to budget of the Company and such other performance metrics that may be set annually, with a target level of 75% of Base Salary. Final determination of the year-end bonus is in the sole discretion of the Company. For purposes of clarity, your 2021 bonus will be multiplied by a fraction, the numerator of which is the number of days you are employed during 2021, and the denominator of which is 365, to reflect pro-ration.

•You shall be eligible for a discretionary long term incentive plan award (“LTIP Award”) beginning January 1, 2021. You shall be eligible for a discretionary rolling LTIP Award at the time of any future LTIP Award. For purposes of clarity, your LTIP Award will be multiplied by a fraction, the numerator of which is the number of days you are employed during the award term, and the denominator of which is the total number of days in the award term, to reflect pro-ration. The terms of the LTIP Award are subject to definitive documentation which must be approved by the board of directors of WEB, it being understood that the terms of such definitive documentation will supersede this paragraph.

•You continue to remain eligible according to the terms of the Whole Earth Brands, Inc. Restricted Stock Units Agreement under the Whole Earth Brands, Inc. 2020 Long-Term Incentive Plan and the Restricted Stock Units Notice you signed on October 7, 2020.

•You continue to remain eligible to receive any payments that may come due according to the terms of the letter agreement executed between you and the Company with an effective date of September 19, 2019 related to the Company Sale (as defined in that letter agreement).

•Replacement Defined Benefit Pension Plan: The Company intends to terminate its qualified defined benefit plan, the MAFCO Worldwide LLC Replacement Defined Benefit Pension Plan, (the “Plan”) and pay benefits in accordance with the terms of the Plan. To this end the Company will take all actions necessary or advisable for the process of terminating the Plan in accordance with its duties under ERISA, and will make any filings with and obtain all approvals, including from its board of directors and from the appropriate governmental agencies, including the Department of Labor, the Pension Benefit Guaranty Corporation and the Internal Revenue Service. Payment of benefits under the Plan will be contingent upon the completion of this process.

•The Company would like to reward your continued future service as an employee of the Company, by granting you the right to earn a one-time bonus payable in connection with a future Company Sale. Specifically, if you continue to remain an employee in good standing through the closing date of the Company Sale (as defined below), you shall be paid a one-time cash bonus equal to no less than $1,200,000

(the “Transaction Bonus”) on or within fourteen days following the closing date of such Company Sale. In the event it is determined at a later date by the WEB board of directors that you are entitled to any additional compensation amount beyond the Transaction Bonus amount listed above related to a Company Sale, you will receive a separate agreement documenting such additional compensation but you will not receive less than the Transaction Bonus. “Company Sale” means the first (and only the first) occurrence of the consummation of a transaction which involves a sale or other disposition of all or substantially all of the voting shares or the assets of the Company and which satisfies the requirements of Treas. Regulation 1.409A-3(1)(5). Notwithstanding the foregoing, in no event shall a Company Sale include (x) a sale pursuant to Section 363 of the Bankruptcy Code or (y) a reorganization or recapitalization. Notwithstanding any other provision of this Agreement to the contrary, if the Company determines that any payment or benefit that you would receive pursuant to a Company Sale or otherwise (“Payment”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”), and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then such Payment shall be reduced to the Reduced Amount. The “Reduced Amount” shall be the largest portion of the Payment that would result in no portion of the Payment being subject to the Excise Tax.

•You will be part of the executive team of the Company and eligible to participate in the executive compensation program and serve on any committees, upon approval of the board of directors of Whole Earth Brands, Inc. (“WEB”). The terms of any such executive compensation program will be determined by the Compensation Committee, which may include bonuses and LTIPs in place of or on top of those listed above, and will be subject to definitive documentation. It being understood that if an executive compensation program is approved for the President of the Company, the terms of such definitive documentation will supersede this offer letter.

•You will be eligible for 5 weeks’ (25 days) vacation on an annualized basis, which shall be prorated for any partial year of service. Vacation hours are taken in blocks of 4 or 8 hours.

•You shall be entitled to all benefits for which you are be eligible under the employee benefit plans of the Company, which may include, without limitation, any qualified pension plan, 401(k) plan, life insurance, disability insurance, health insurance, or other so-called “fringe” benefit plans or policies, which benefits may be amended, modified or terminated in Company’s discretion. The Company’s benefit programs are described in separate official plan documents, the terms of which govern these benefits.

•You shall be entitled to use of a company car, consistent with the Company policy in effect from time to time.

•In the event of a termination by the Company without cause, excluding death or disability, you shall be entitled to severance of six months’ Base Salary (the “Severance Period”), payable during the Company’s normal payroll cycle. In addition, if permitted in the LTIP plan document, you will receive a pro rata portion of your LTIP Award(s) payable in accordance with company policy when the awards would otherwise be payable to similarly situated employees.

•All of the severance payments described herein are conditioned on your execution, delivery and non-revocation of the general waiver and release of claims within 21 days following your termination of employment (the “Release Condition”). Payments and benefits of amounts which do not constitute nonqualified deferred compensation and are not subject to Section 409A (“Section 409A”) of the Internal Revenue Code shall commence five (5) days after the Release Condition is satisfied. Payments and benefits which are subject to Section 409A shall commence on the 60th day after termination of employment (subject to further delay, if required by Section 409A); provided that the Release Condition is satisfied.

•The Company’s severance obligations are subject to your duty to mitigate damages by seeking other employment provided, however, that you shall not be required to accept a position of lesser importance or of substantially different character than the position held with the Company immediately prior to the effective date of termination or in a location more than 100 miles from Camden, NJ. To the extent that you shall earn compensation during the Severance Period (without regard to when such compensation is paid), the severance payments of Base Salary to be made by the Company shall be correspondingly reduced.

•The Company may at any time by written notice to you terminate your employment for Cause (as defined hereunder), and upon such termination, you shall be entitled to receive no further amounts or benefits hereunder, except any as shall have been earned to the date of such termination. For purposes of this letter, “cause” shall mean: in the event of gross neglect by you of your duties hereunder, your conviction of any felony, your conviction of any lesser crime or offense involving the property of the Company or any of its subsidiaries or affiliates, willful misconduct by you in connection with the performance of any material portion of your duties hereunder on your part which would make your continued employment by either Company materially prejudicial to the best interests of such Company.

•The Company may withhold from any amounts payable hereunder such federal, state, local and other taxes as may be required to be withheld pursuant to any applicable law or regulation.

•During your employment and for 12 months thereafter (the “Non-Compete Period”) and within the Restrictive Territory, you shall not, directly or indirectly, enter the employ of, or render any services to, any person, firm or corporation engaged in any business competitive with the business of the Company or of any of its subsidiaries or affiliates; you shall not engage in such business on your own account; and you shall not become interested in any such business, directly or indirectly, as an individual, partner, shareholder, director, officer, principal, agent, employee, trustee, consultant, or in any other relationship or capacity provided, however, that nothing contained in this section shall be deemed to prohibit you from acquiring, solely as an investment, up to five percent (5%) of the outstanding shares of capital stock of any public corporation. You further agree that while you are employed by the Company and during the Non-Compete Period, you will not hire or attempt to hire any employee of the Company or any of its affiliates, assist in such hiring by any person, encourage any such employee to terminate his or her relationship with the Company or any of its affiliates, or solicit or encourage any customer or vendor of the Company or any of its affiliates to terminate or diminish its relationship with them, or, in the case of a customer, to conduct with any person any business or activity which such customer conducts or could conduct with the Company or any of its affiliates. For purposes of this Agreement, the term “Restrictive Territory” means the states within the United States and the countries in which the Company and its affiliates conduct business. If, at the time of enforcement of this paragraph of this Agreement, a court shall hold that the duration, scope or geographical area restrictions stated herein are unreasonable under circumstances then existing, the parties hereto agree that the maximum duration, scope or geographical area reasonable under such circumstances shall be substituted for the stated duration, scope or area and that the court shall be allowed to revise the restrictions contained herein to cover the maximum period, scope and area permitted by law.

Please note that your employment with the Company is also contingent upon your execution of a Confidentiality Agreement. You hereby represent and warrant that you are not subject to any other agreement, including without limitation any agreement not to compete or confidentiality agreement, which would be violated by your performance of services hereunder. The validity, interpretations, construction and performance of this agreement shall be governed by the laws of the State of New York without giving effect to conflict of laws principles.

If you accept employment with the Company, you agree to follow the rules and regulations of the Company. Please understand that the Company reserves the right to modify, supplement and discontinue all policies, rules, benefit plans and programs at any time in its sole discretion.

You acknowledge that no other promises or representations were made to you other than as set forth in this letter, and that no other inducement caused you to sign this letter. If you accept the terms of this offer of employment, please sign this letter and return it to me by Thursday, December 3.

We look forward to working with you in your new position.

Very truly yours,

/s/ Albert Manzone
Albert Manzone
CEO
Whole Earth Brands, Inc.

Please indicate your acceptance of this offer by signing in the space below and returning a signed original letter to me.

Accepted:	/s/ Jeffrey S. Robinson	Date:	December 7, 2020
Jeffrey S. Robinson